

March 1, 2011

<u>VIA U.S. MAIL AND FAX</u>

Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc
16295 N.W. 13th Avenue
Miami, Florida 33169

  Re: **Miller Industries, Inc**
     Form 10-K for Fiscal Year Ended
     April 30, 2010
     Filed January 24, 2011

Dear Mr. Napolitano:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended April 30, 2010

Item 9A Controls and Procedures, page 10

1. Explain to us why you have not included management's report on internal control over financial reporting. Reference is made to Item 308 of Regulation S-K.

Financial Statements

Note C – Income Taxes, page F-14

2. We note your disclosure that your valuation allowance was increased by approximately $103,500 for the year ended April 30, 2010. However, it appears that the valuation allowance was decreased by approximately $162,000 during the year. Please explain the apparent discrepancy to us. In addition, please explain to us in detail your rationale for decreasing the valuation allowance by $162,000 during the year.

Note H – Stock Option Agreement, page F-18

3. Please explain to us your rationale for setting your volatility at 44.6% when calculating the fair value of the modified award during February 2010.

Exhibits

4. We note Exhibits 31.1 and 31.2. Please revise future filings to ensure the certifications required by Exchange Act Rule 13a-14(a) are in the exact form set forth in Item 601(b)(31) of Regulation S-K. In this regard, without limitation, please (i) revise to state 'certifying officer(s) and I' in paragraphs 4 and 5, (ii) refer to 'our' conclusions in paragraph 4(c), and (iii) delete the word 'the' prior to 'internal control' in paragraph 5(a)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Jennifer Gowetski, Senior Staff Attorney at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief